UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer))

UR MERGER SUB VI CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VI Corporation

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone: (203) 622-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Francis J. Aquila Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,366,062.00	$66,481.84

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by General Finance Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $19.00, the tender offer price, by (b) the sum of (i) 30,240,951, the number of issued and outstanding shares of Company common stock (including 403,428 shares of Company common stock underlying outstanding Company restricted stock), (ii) 321,220, the number of shares of Company common stock reserved for the Company’s stock plans, (iii) 1,452,199, the number of shares of the Company common stock underlying outstanding Company options and (iv) 57,528, the number of shares of the Company common stock underlying outstanding Company restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of April 15, 2021 the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66,481.84.	Filing Party: UR Merger Sub VI Corporation.
Form or Registration No.: Schedule TO.	Date Filed: April 26, 2021.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 26, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of General Finance Corporation, a Delaware corporation (the “Company”), at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On May 10, 2021 and May 11, 2021, two lawsuits were filed in the United States District Court for the District of Delaware under the captions Franchi v. General Finance Corporation et al. (Case No. 21 cv-677) and Hopkins v. General Finance Corporation et al. (Case No. 21–cv 684), which named as defendants: (a) GFN; (b) each member of the GFN Board; and (c) URNA and Merger Sub (solely in the case of the Hopkins lawsuit). The Complaints generally allege that GFN’s Schedule 14D-9 (filed April 26, 2021) omitted material information or failed to state all material facts necessary to make statements in the disclosure not misleading, including with respect to disclosures regarding the background of the transaction and the opinions of GFN’s financial advisor. Both allege that GFN and its directors violated Section 14 of the Securities Exchange Act of 1934 and that the defendants are controlling persons within the meaning of Section 20 of the Exchange Act. The Complaints seek injunctive relief to require additional disclosure and delay the closing of the transaction and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The parties believe the lawsuits lack merit.”

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated April 26, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 26, 2021.*

(a)(1)(vii)	Press release, dated April 26, 2021.*

(a)(5)(i)	Joint press release, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by URI on April 16, 2021).*

(a)(5)(ii)	Investor Presentation, dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by URI on April 16, 2021).*

(a)(5)(iii)	Email to United Rentals, Inc. Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(iv)	Letter to Pac-Van, Lone Star and Southern Frac Employees dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(v)	Letter to Pac-Van Canada (Container King) Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(vi)	Letter to Royal Wolf Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(vii)	Transcript of Investor Call, dated April 16, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

Index No.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 15, 2021, by and among the Company, URNA, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the URI on April 16, 2021).*

(d)(2)	Form of Tender and Support Agreement, dated April 15, 2021, by and among URNA, Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by URI on April 16, 2021).*

(d)(3)	Confidentiality Agreement, dated March 1, 2019, between URI and the Company.*

(d)(4)	Form of Key Employee Employment Agreement.*

(d)(5)	Form of Employee Letter Agreement.*

(d)(6)	Form of Retention Bonus Letter.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

UR MERGER SUB VI CORPORATION

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Senior Vice President, General Counsel & Corporate Secretary

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Senior Vice President, General Counsel & Corporate Secretary

UNITED RENTALS, INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Senior Vice President, General Counsel & Corporate Secretary